 Exhibit 99.1

Ambow Education Provides Update on PRC Regulatory Policy

BEIJING, July 29, 2021 /PRNewswire/ -- Ambow Education Holding Ltd. (“Ambow” or “the Company”) (NYSE American: AMBO), a leading cross-border career educational and technology service provider, today announced it noted that the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a set of guidelines on July 24, 2021, aiming to ease the burden of excessive homework and after-school tutoring for students receiving compulsory education (the "Guidelines").

The Company does not expect its operations to be materially affected by the Guidelines. The Company’s main business focus remains on technology driven educational and career enhancement services and patented technology products. The Company will continue to comply with all laws and regulations in providing educational services in respective countries, deliver high-quality, innovative products and services for students in their pursuit of lifelong learning success.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading cross-border career educational and technology service provider, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in China and United States of America.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow's strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company's goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company's expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86 10-6206-8000

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10-6508-0677

Email: ambow@tpg-ir.com